

November 9, 2010

Paracorp Incorporated
318 N. Carson St. #208
Carson City, NV 89701

> **Re:** **Sunpeaks Ventures, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed October 22, 2010**
> **File No. 333-161985**

Dear Mr. Beaudette:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Results of Operations, page 22

1. We note that you have recorded an impairment of the full amount of your oil and gas property. Please include, if true, a statement in the registration statement that states that you are not a blank check company and a brief analysis substantiating your statement that you are not a blank check company.

Risks Related to Our Business, page 10

2. We note the financial information disclosed in your going concern risk factor does not agree with your financial statements for the period ended June 30, 2010. Please conform your disclosure here and throughout your filing to reference the appropriate financial information.

Note 3. Oil and Gas Property, page F-11

3. We note you impaired the acquisition cost of your oil and gas property on June 30, 2010. Please revise your disclosure to provide a more detailed explanation regarding the factors

behind this impairment, including the basis used by management in determining the property was impaired. Further, we note the impairment of the oil and gas properties has not been mentioned in your Business Overview and Initial Opportunity disclosure on page 19. Please revise your disclosure throughout your filing to disclose the impairment in a consistent manner, and the potential impact it may have on your business plan.

Consent of Independent Registered Public Accounting Firm

4.   We note your accounting firm has referenced the Registration Statement on Form S-1 Amendment No. 7. Your most recent filing on October 22, 2010 was amendment number 8. Please ensure your accounting firm references the correct number in future amendments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Luis Carrillo
        (619) 330-1888